Announcement to the market Repurchase of Tier 2 Subordinated Financial Bills Itaú Unibanco Holding S.A. ("Company") informs its shareholders and the market that, on September 21, 2026 and October 21, 2026, will exercise the option to repurchase all off its Tier 2 Subordinated Financial Bills ("Financial Bills"), issued by the Company in September 2021 and maturing in September and October 2031, totaling BRL 11 billion. The estimated impact of the repurchase of Financial Bills on the Company's Tier 2 capital ratio is approximately 70 basis points1. São Paulo - SP, September 17, 2026. Gustavo Lopes Rodrigues Investor Relations Officer 1 Calculated on the capital base as of June 30, 2026.